Exhibit A:

Mr. Saylor also directly owns an employee stock option to purchase 400,000 shares of Class A common stock with (i) an exercise price of $121.43 per share and (ii) an expiration date of April 30, 2024. Of the 400,000 shares subject to this option, 100,000 shares vested on April 30, 2015, 100,000 shares vested on
April 30, 2016, 100,000 shares vested on April 30, 2017, and 100,000 shares vested on April 30, 2018.